December 1, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

ATTN:	H. Roger Schwall
Assistant Director

Re:	Imperial Resources, LLC
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-197257

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Imperial Resources, LLC, a Delaware limited liability company (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-197257) (together with all exhibits and amendments thereto, the “Registration Statement”), originally filed on July 3, 2014 and amended on August 8, 2014, September 22, 2014 and October 14, 2014.

The Company has determined not to pursue the public offering of securities pursuant to the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Pursuant to Rule 477(c) of the Securities Act, the Registrant advises the Commission that it may, upon consideration in the future of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to K&L Gates LLC, c/o Jeffrey W. Acre, Esq. via email at jeffrey.acre@klgates.com.

Securities and Exchange Commission Division of Corporate Finance December 1, 2016 Page 2

If you have any questions regarding the foregoing application for withdrawal, please contact the Company’s counsel, Jeffrey W. Acre, Esq. of K&L Gates LLP, by telephone at (412) 355-6506 or by email at jeffrey.acre@klgates.com. Thank you for your attention to this matter..

Sincerely,

IMPERIAL RESOURCES LLC

By:	/s/ Bruce W. McLeod
Bruce W. McLeod
Chief Executive Officer